Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tucows Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-74010, 333-106961 and 333-140985) on Form S-8 of Tucows Inc. of our report dated February 7, 2007, except as to note 12, which is as of February 15, 2007, with respect to the consolidated balance sheets of Tucows Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006, annual report on Form 10-K of Tucows Inc.

/s/ KPMG LLP
Toronto, Canada
March 28, 2007